SUMMARY OF MINUTES FROM THE REGULAR MEETING OF COMPANHIA SIDERÚRGICA NACIONAL’S BOARD OF DIRECTORS, HELD ON 24 JUNE 2003, WRITTEN UNDER THE FORM OF A SUMMARY

NIRE: 33300011595

1. Date: 24 June 2003

2. Time: 9:30 a.m.

3. Venue: Av. Juscelino Kubitschek no. 1830, Tower I, 14th floor, São Paulo (SP)

4. Attendants: Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Mauro Molchansky and Maria Isabel dos Santos Vieira (Secretary of the Meeting).

6. Subjects Addressed: 6.2 – Election of Executive Officers – People present at the Board’s meeting unanimously approved, in the form of dispositions in Article 17, item III of By-laws, the election of Drs. LAURO HENRIQUE CAMPOS REZENDE, Brazilian, single, economist, bearer of ID card 054268313 issued by IFP/RJ, enrolled with CPF under no. 773.728.087-15, resident and domiciled at Av. Canal de Marapendi 2500, apt. 1003 – Bl. 1, City of Rio de Janeiro, RJ, for the position of Investment Executive Officer, with a management term of two (2) years counting from the present date; and MARCOS MARINHO LUTZ, Brazilian, single, naval engineer, bearer of ID card 15649492-9 issued by SSP, enrolled with CPF under no. 147.274.178-12, resident and domiciled at Rua Cônego Roque Viggianne, 76, Itaim Bibi, City of São Paulo, SP, for the position of Executive Officer — Infrastructure and Energy, with a management term from 07/01/2003 through 04/12/2004. The Investment Executive Officer shall be responsible for the analysis, and subsequent follow-up of the Company’s investments in acquisitions, mergers and expansions. Both newly-elected Executive Officers elected stated that they did not incur into impediments envisaged in Article 147 of Law 6.404/76, as amended by Law 10.303/01, and CVM Proceedings no. 367/02; 6.3 –Redefinition of the CEO’s attributions – The Board of Directors agreed to extinct the job of Executive Officer Corporate Center, whose attributions are hereafter performed by the Company’s CEO. The job descriptions/performing areas of the Company’s Executive Officers were thus established: (i) Dr. BENJAMIN STEINBRUCH shall perform the duties of the CEO position, which comprises the areas of Executive Staff, Legal, Strategic Planning, Communications, CSN Foundation, Mines, Logistics and Supplies, Financial, Investor Relations, Human Resources, Comptrolling, Information Technology and CBS, also accumulating the position of Executive Officer for Investor Relations; (ii) Dr. ALBANO CHAGAS VIEIRA shall perform the duties of the Executive Officer Operations position; (iii) Dr. JOSÉ PAULO DE OLIVEIRA ALVES shall perform the duties of the Executive Officer — New Business position; (iv) Dr. VASCO AUGUSTO PINTO FONSECA DIAS JÚNIOR shall perform the duties of the Executive Officer — Commercial position; (v) Dr. LAURO HENRIQUE CAMPOS REZENDE shall perform the duties of the Investment Executive Officer position; (vi) Dr. MARCOS MARINHO LUTZ shall perform the duties of the Infrastructure and Energy Executive Officer position. I certify that the deliberations herein transcribed are faithful to the original of the minutes filed at Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Maria Isabel dos Santos Vieira
Secretary of the Meeting